VK Senior Income Trust - 77E

The Trust is one of numerous defendants ("Lenders") that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida. The action was filed on July 15, 2008, by the Official Committee of Unsecured Creditors of home building companies to which the Lenders loaned money through credit agreements. Plaintiff alleges that monies used to repay the Lenders should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that subsidiaries of the home building companies were allegedly forced to become co-borrowers and guarantors of the monies used to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value when they transferred the proceeds to repay the Lenders. Plaintiff seeks to avoid the transfers and other equitable relief. The Lenders have moved to dismiss the complaint. That motion is now pending.